SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

of

CINERGY CORP. NON-UNION EMPLOYEES’

401(K) PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

CINERGY CORP. NON-UNION EMPLOYEES’

401 (k) PLAN

Financial Statements as of December 31, 2006 and 2005, and for the years then ended,

Supplemental Schedule as of December 31, 2006, and

Report of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Cinergy Corp. Non-Union Employees’ 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31,2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

June 27, 2007

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(IN THOUSANDS)

	2006	2005
Assets:
Investments – at fair value:
Plan interest in Cinergy Corp. Common Stock Master Trust	$217,633	$215,589
Mutual funds	318,776	282,332
Interest-bearing cash	23,997	21,449
Common/collective trust	18,141	14,459
Loans to participants	8,061	8,942

Total investments	586,608	542,771
Employer’s contribution receivable	3,791	3,730

Net assets available for benefits	$590,399	$546,501

See notes to financial statements.

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2006 and 2005

(IN THOUSANDS)

	2006	2005
Additions to net assets attributed to:

Investment income:
Plan interest in Cinergy Corp. Common Stock Master Trust	$50,415	$14,140
Net appreciation in fair value of investments	10,872	9,439
Interest and dividends	31,887	12,479
Participant loan interest income	548	521

Total investment income	93,722	36,579

Contributions:
Participants’	23,113	22,058
Employer’s	13,435	13,022
Participants’ rollover contributions	389	509

Total contributions	36,937	35,589

Total additions	130,659	72,168

Deductions from net assets attributed to:
Benefits paid to participants	(93,300)	(29,928)
Deemed distribution of loans to participants	(112)	(169)
Dividends paid in cash	(501)	(461)
Administrative fees	(43)	(40)

Total deductions	(93,956)	(30,598)

Net increase prior to transfers	36,703	41,570
Inter-plan transfers	7,195	3,049

Net increase in net assets available for benefits	43,898	44,619

Net assets available for benefits, beginning of year	546,501	501,882

Net assets available for benefits, end of year	$590,399	$546,501

See notes to financial statements.

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

1.	Description of the Plan

The following description of the Cinergy Corp. Non-Union Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering non-union employees of Cinergy Corp. and subsidiaries (collectively, the “Company”) who meet minimum age requirements. The Plan is administered by the Duke Energy Corporation Benefits Committee and trusteed by the Fidelity Management Trust Company (“Fidelity”) and U.S. Trust Company of California N.A. (“US Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the Internal Revenue Service (“IRS”) maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual base compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Corp. Common Stock Master Trust.

The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match. All employer contributions are initially invested by the trustee in the Cinergy Corp. Common Stock Master Trust.

The Company, at its discretion can make a profit sharing contribution for eligible employees to the Plan for the plan year in an amount determined by the Company. In 2006 and 2005, the amount of the Deferred Profit Sharing contribution was $2,294,488 and $2,052,729, respectively.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2006 and 2005, the IRS allowed participants over the age of 50 to contribute up to an additional $5,000 and $4,000 over and above the $15,000 and $14,000 pre-tax limit, respectively. Duke Energy Corporation will not provide a base company match or incentive match on these additional contributions.

Vesting

Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Duke Energy Corporation common stock on Deferred Profit Sharing contributions are vested immediately.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, plan earnings, and participant forfeitures. Allocations are based on the participant’s account balance or contribution percentage as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Payments of Benefits

Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $1,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $1,000. Active participants are also eligible to apply to the Plan administrator for (i) “hardship” withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with plan provisions and (iii) withdrawals from their entire account after attaining age 59  1/2 in accordance with Plan provisions.

Participant Loans

Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account. Loans are to be repaid within 54 months through regular payroll deductions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Company common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Cinergy Corp. Union Employees’ 401(k) Plan, and the Cinergy Corp. Union Employee’s Savings Incentive Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Adoption of New Accounting Guidance—In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position, AAG INV-l and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, (the “FSP”). This FSP requires that statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material impact on the Plan’s financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 requires that an enterprise evaluate whether or not its tax position is in accordance with SFAS No. 109, “Accounting for Income Taxes” and is effective January 1, 2007. The adoption of FIN 48 will not impact the amounts reported in the Plan’s financial statements due to the fact that the Plan is qualified and tax-exempt.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value by clarifying the exchange price notion presented in earlier definitions and providing a framework for measuring fair value. SFAS 157 also expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not believe the adoption of SFAS 157 will impact the amounts reported in the Plan’s financial statements; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported in the Plan’s financial statements.

Payments of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

A portion of the administrative expenses of the Plan are paid by the Company.

3.	Investments

The Plan invests in the Cinergy Corp. Common Stock Master Trust established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trust described above:

The Cinergy Corp. Union Employees’ 401(k) Plan, which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

The Cinergy Corp. Union Employees’ Savings Incentive Plan, which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, The Employees’ Representation Association, the Unite, Local 2024, and Unite, Local 1093.

The Plan has an undivided interest in the Master Trust.

Effective April 3, 2006, Duke Energy Corporation and Cinergy Corp. merged into wholly-owned subsidiaries of Duke Energy Holding Corp. Subsequent to this merger transaction, the Cinergy Corp. Common Stock Master Trust’s Cinergy Corp. common stock was converted into Duke Energy Corporation common stock.

Fidelity Management Trust Company in the name of US Trust Company of California N.A. as Trustee holds the Plan interest in Cinergy Corp. Common Stock Master Trust. A summary of the net assets of the Master Trust as of December 31, 2006 and 2005 is as follows (in thousands):

	December 31,
	2006	2005
Cash and cash equivalents	$4,873	$3,421
Duke Energy Corporation common stock (Duke Energy Stock Fund)	483,976	—
Cinergy Corp. common stock (Cinergy Stock Fund)	—	462,776

Total investments	488,849	466,197
Receivables:
Accrued interest	18	12
Securities sold	901	1,705

Total assets	489,768	467,914
Liabilities – securities purchased	(1,024)	(110)

Net assets of Cinergy Corp. Common Stock Master Trust	$488,744	$467,804

Allocations of the Plan interest in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows (in thousands):

	2006		2005
	Amount	Percentage	Amount	Percentage
Cinergy Corp. Union Employees’ 401(k) Plan	$63,303	13%	$59,234	13%
Cinergy Corp. Non-Union Employees’ 401(k) Plan	217,633	45	215,589	46
Cinergy Corp. Union Employees’ Savings Incentive Plan	207,808	42	192,981	41

	$488,744	100%	$467,804	100%

A summary of income of the Cinergy Corp. Common Stock Master Trust as of December 31 is as follows (in thousands):

	2006	2005
Cinergy Corp. Common Stock Master Trust:
Interest and dividends	$20,831	$20,468
Net appreciation in fair value of investments	91,694	10,401

Net Trust investment income	$112,525	$30,869

The Plan’s investments (excluding the Cinergy Corp. Common Stock Master Trust, which is detailed above), which includes gains and losses on investments bought and sold, as well as held during the year, appreciated in value during the year as follows (in thousands):

	2006	2005
Mutual funds	$8,849	$8,915
Common/collective trust	2,023	524

Net appreciation in fair value of investments	$10,872	$9,439

Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

	2006		2005
	Amount	Percent	Amount	Percent
Cinergy Corp. Union Employees’ 401(k) Plan	$14,192	13%	$3,984	13%
Cinergy Corp. Non-Union Employees’ 401(k) Plan	50,415	45	14,140	46
Cinergy Corp. Union Employees’ Savings Incentive Plan	47,918	42	12,745	41

	$112,525	100%	$30,869	100%

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as Follows (in thousands):

	2006	2005
*Plan interest in Cinergy Corp. Common Stock Master Trust	$217,633	$215,589
*Fidelity Magellan Fund	52,683	62,547
*Fidelity Equity Income Fund	71,589	66,421
*Fidelity Low-Priced Stock Fund	38,781	37,564
*Fidelity Diversified International Stock Fund	49,538	31,537

Rainer Small/Midcap I	40,482	—

*	Denotes a party-in-interest.

4.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unvested amounts in the participant’s account may be forfeited upon termination of the Plan.

6.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, except for the Plan’s interest in Cinergy Corp. Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee for the Plan’s interest in the Cinergy Corp. Common Stock Master Trust, which holds common stock of Duke Energy Corporation and therefore, these transactions qualify as party-in-interest transactions.

7.	Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

8.	Plan Changes

Effective January 1, 2005, the Plan was amended as follows:

Clarified that an Eligible Employee did not include nonresident aliens with no United States source income,

Provided that individuals who were terminated in connection with the transition of certain information technology-related responsibilities from the Company will be entitled to receive a profit-sharing contribution for 2004 even if they are not employed by the Company and its affiliates on December 31, 2004,

Clarified the Plan’s disability provisions,

Reduced the amount to which an involuntary cash-out applies from $5,000 to $1,000 and provided that such determination shall be made after taking into account rollover contributions, and

Clarified the Plan’s ERISA Section 404 (c) provisions.

Effective October 1, 2005, the Plan was amended to allow employees to transfer funds out of the Cinergy Corp. Common Stock Master Trust to other investment options at any time.

Effective January 1, 2006, the Plan was amended as follows:

Clarified that it will no longer be a 401(k) safe harbor plan for plan years beginning after December 31, 2005.

Permitted eligible employees to make pre-tax and after-tax contributions from over-time pay, but without Cinergy matching those contributions.

Effective April 3, 2006, the Plan was amended as follows:

Clarified that the Plan will cover eligible employees of legacy Cinergy Corporation operations (and not employees of legacy Duke operations).

Renamed the Cinergy Stock Fund the Duke Energy Stock Fund to reflect the merger with Duke Energy Corporation.

Effective April 15, 2006, conformed the hardship withdrawal provisions to regulatory changes.

9.	Subsequent Event

On January 2, 2007, Duke Energy completed the spin-off of its natural gas businesses, named Spectra Energy Corp. Effective as of the occurrence of the spin-off, the Plan received one share of Spectra Energy common stock for every two shares of Duke Energy common stock within the Plan, and the Spectra Energy Stock Fund was created. The cost basis of the shares of the Duke Energy common stock and the Spectra Energy Corp. common stock were reduced in proportion to the two to one distribution ratio. In addition, participants are not entitled to direct future contributions to Spectra Energy common stock.

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(IN THOUSANDS)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Market Value
*	Fidelity Investments	Fidelity Magellan Fund	$52,683
*	Fidelity Investments	Equity Income Fund	71,589
*	Fidelity Investments	Blue Chip Growth Fund	12,693
*	Fidelity Investments	Fidelity Diversified International Stock Fund	49,538
*	Fidelity Investments	Low-Priced Stock Fund	38,781
*	Fidelity Investments	Freedom Income Fund	1,813
*	Fidelity Investments	Freedom 2000 Fund	1,475
*	Fidelity Investments	Freedom 2010 Fund	8,312
*	Fidelity Investments	Freedom 2020 Fund	7,803
*	Fidelity Investments	Freedom 2030 Fund	4,680
*	Fidelity Investments	Freedom 2040 Fund	2,502
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	22,339
	TCW Asset Management	TCW Galileo Value Opportunity Fund	4,086
	Rainier Investments	Rainier Small/Midcap I	40,482

		Total investments in mutual funds	318,776

*	Duke Energy Corporation	Plan interest in master trust	217,633

	JP Morgan Investments	JP Morgan Prime Money Market Instrument	23,997

*	Fidelity Investments	Fidelity Managed Income Portfolio	3,468
*	Fidelity Investments	U.S. Equity Index Pool	14,673

		Total investments in common/collective trust	18,141

*	Participants Loans	Participant Loans	8,061

		Interest Rates 5.00% - 10.50%
		Maturities ranging through June 16, 2011
	Total		$586,608

*	Denotes a party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cinergy Corp. Non-Union Employees’ 401(k) Plan

Date: June 27, 2007	By:	/s/ Martin Brown
Martin Brown Managing Director, HR Client Services